April 17, 2015

VIA EDGAR
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
 Washington, D.C. 20549
Re:	Take-Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 14, 2014
File No. 001-34003

Dear Mr. Gilmore:

On behalf of Take-Two Interactive Software, Inc. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated April 3, 2015 (the “Comment Letter”) relating to the above-referenced filing.  We are working expeditiously to respond to the Comment Letter.  We respectfully request an extension of time to respond to the inquiries contained in the Comment Letter.  We currently anticipate submitting a response to the Comment Letter on or before April 24, 2015.  Please do not hesitate to contact me at 646-536-3003 with any concerns you may have regarding the timetable described above.  Thank you for your consideration.

 Very truly yours,

/s/ Lainie Goldstein
Lainie Goldstein

cc:   Daniel Emerson